Exhibit 99.1

BURCON FILES PRELIMINARY SHORT FORM PROSPECTUS IN CANADA

Vancouver, British Columbia, November 7, 2012 - Burcon NutraScience Corporation (TSX –BU; NASDAQ - BUR) (“Burcon”) announced today that it has filed a preliminary short form prospectus with the securities regulatory authorities in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick and Nova Scotia in connection with a best efforts offering of common shares of Burcon for gross proceeds of up to $5 million (the “Offering”). Final pricing and determination of the number of common shares to be sold pursuant to the Offering will occur immediately prior to the filing of the final short form prospectus in respect of the Offering. Burcon has retained an agent to lead the Offering with a syndicate of agents. An agency agreement for the Offering will be entered into by the Company and the agents.

Closing of the Offering is subject to final pricing and TSX and NASDAQ approval. The net proceeds of the Offering will be used for continued commercialization of Burcon’s uniquely soluble and clean-tasting Peazazz™ pea protein, CLARISOY™ soy protein and for general working capital purposes. The Offering is expected to close on or about November 21, 2012.

This press release is not an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to qualification or registration under the securities laws of such jurisdiction. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and such securities may not be offered or sold within the United States absent registration or an applicable exemption from U.S. registration requirements.

About Burcon NutraScience

Burcon is a leader in nutrition, health and wellness in the field of functional, renewable plant proteins. Since 1999, Burcon has developed a portfolio of composition, application, and process patents originating from our core protein extraction and purification technology. We have developed CLARISOY™ soy protein, which offers clarity and complete protein nutrition for low pH beverage systems; Peazazz™ a uniquely soluble and clean-tasting pea protein and Puratein®, Supertein™ and Nutratein™ canola protein isolates with unique functional and nutritional attributes. Our team of highly specialized scientists and engineers work from our private research facility to develop and optimize environmentally sound technologies. To-date, our patent portfolio consists of 210 issued patents in various countries, including 35 issued U.S. patents, and in excess of 390 additional pending patent applications, 75 of which are U.S. patent applications.

CLARISOY™ is under license from Archer Daniels Midland Company.
CLARISOY™ is a trademark of Archer Daniels Midland Company.

ON BEHALF OF THE BOARD OF DIRECTORS
“Johann F. Tergesen”
Johann F. Tergesen
President and Chief Operating Officer

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact included in this release are forward-looking statements, including, without limitation, statements regarding the timing and use of proceeds of the Offering, the execution of an agency agreement and the completion of the Offering. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon's plans and expectations include the actual results of marketing activities, adverse general economic, market or business conditions, regulatory changes and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled "Risk Factors" in Burcon's annual information form dated June 25, 2012. Any forward-looking statement or information only speaks as of the date on which it was made and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such.

For more information, please contact:

Michael Kirwan, Director, Corporate Development
Burcon NutraScience Corporation
(604) 733-0896 / (888) 408-7960 toll-free
mkirwan@burcon.ca www.burcon.ca